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Exhibit 99.1

BIOVAIL CORPORATION

FIRST QUARTER 2004 INTERIM REPORT

FOR CANADIAN REGULATORY PURPOSES

BIOVAIL CORPORATION

FIRST QUARTER 2004 INTERIM REPORT
FOR CANADIAN REGULATORY PURPOSES

        All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade™, Biovail®, Cardizem®, CEFORM™, Fastab™, FlashDose®, Glumetza™, Isordil®, Ralivia™, Shearform™, Smartcoat™, Tiazac®, Teveten®, Vasotec® and Vaseretic®.

        Wellbutrin®, Wellbutrin SR®, Wellbutrin XL™, Zovirax® and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

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BIOVAIL CORPORATION
CONSOLIDATED BALANCE SHEETS
In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	March 31 2004	December 31 2003
ASSETS
Current
Cash and cash equivalents	$67,949	$133,261
Accounts receivable	151,879	179,374
Inventories [note 5]	88,921	84,058
Deposits and prepaid expenses	10,925	15,759

	319,674	412,452
Long-term investments	92,631	92,756
Property, plant and equipment, net	175,633	173,804
Goodwill, net	103,429	103,429
Intangible assets, net [note 6]	1,424,434	1,457,226
Other assets, net	58,351	57,937

	$2,174,152	$2,297,604

LIABILITIES
Current
Accounts payable	44,744	67,932
Accrued liabilities	114,584	105,201
Minority interest	—	679
Income taxes payable	24,332	24,175
Deferred revenue	6,064	5,765
Current portion of long-term obligations [note 7]	37,496	58,816

	227,220	262,568
Deferred revenue	13,650	14,500
Long-term obligations [note 7]	661,677	753,710

	902,547	1,030,778

SHAREHOLDERS' EQUITY
Share capital [notes 3 and 8]	1,561,678	1,471,917
Deficit	(305,645)	(222,931)
Cumulative translation adjustment	15,572	17,840

	1,271,605	1,266,826

	$2,174,152	$2,297,604

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended March 31
	2004	2003
		(Restated — note 2)
REVENUE
Product sales	$175,097	$126,914
Research and development	4,216	2,600
Co-promotion, royalty and licensing	7,313	61,876

	186,626	191,390

EXPENSES
Cost of goods sold	52,141	37,412
Research and development	17,991	18,006
Selling, general and administrative [note 3]	64,947	46,708
Amortization	41,633	62,245
Settlements	—	(24,755)

	176,712	139,616

Operating income	9,914	51,774
Interest income	404	3,067
Interest expense	(11,830)	(9,982)
Foreign exchange gain (loss) [note 2]	962	(4,841)
Other expense	(64)	—

Income (loss) before provision for income taxes	(614)	40,018
Provision for income taxes	1,300	4,650

Net income (loss)	(1,914)	35,368

Earnings (loss) per share [note 9]
Basic	$(0.01)	$0.22

Diluted	$(0.01)	$0.22

Weighted average number of common shares outstanding (000s) [note 9]
Basic	159,002	158,197

Diluted	159,002	159,493

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2004	2003
		(Restated — note 2)
Deficit, beginning of period	$(222,931)	$(182,586)
Net income (loss)	(1,914)	35,368

	(224,845)	(147,218)
Cumulative effect of change in accounting policy [note 3]	(80,800)	—

Deficit, end of period	$(305,645)	$(147,218)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2004	2003
		(Restated — note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,914)	$35,368
Add (deduct) items not involving cash
Depreciation and amortization	47,122	65,898
Amortization of deferred financing costs	1,887	684
Amortization of discounts on long-term obligations	1,377	2,090
Compensation cost for employee stock options [note 3]	5,489	500
Other	(1,758)	4,214

	52,203	108,754
Net change in non-cash operating items [note 10]	11,636	(4,952)

Cash provided by operating activities	63,839	103,802

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,053)	(8,368)
Acquisition of business, net of cash acquired	(9,319)	—

Cash used in investing activities	(17,372)	(8,368)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs [note 8]	3,612	1,689
Repayments under revolving term credit facility, including financing costs	(82,250)	(100,000)
Repayments of other long-term obligations	(33,095)	(40,000)

Cash used in financing activities	(111,733)	(138,311)

Effect of exchange rate changes on cash and cash equivalents	(46)	22

Decrease in cash and cash equivalents	(65,312)	(42,855)
Cash and cash equivalents, beginning of period	133,261	56,080

Cash and cash equivalents, end of period	$67,949	$13,225

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles

(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, promotion and sale of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol BVF.

2.     RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

  During the course of the preparation of its 2003 annual consolidated financial statements, the Company determined that it had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, the Company acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GlaxoSmithKline plc in a transaction denominated in Canadian dollars. At the date of acquisition, the Company recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in the previously issued interim financial statements for 2003, the Company did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions. There was no payment made on the Wellbutrin® and Zyban® obligation in the three months ended March 31, 2003 and, as a result, there was no foreign exchange loss recorded in that period. Canadian generally accepted accounting principles ("GAAP") require monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® and Zyban® obligation, using the exchange rate existing at March 31, 2003, had the following impact on the Company's previously reported results of operations for the three months ended March 31, 2003:

Three Months Ended March 31, 2003
Net income as previously reported	$40,760
Foreign exchange adjustment	(5,392)

Net income as restated	$35,368

Basic earnings per share
As previously reported	$0.26
As restated	$0.22
Diluted earnings per share
As previously reported	$0.26
As restated	$0.22

  Prior to September 30, 2003, the Company included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of its 2003 annual consolidated financial statements, the Company decided to present foreign exchange gains or losses (including the adjustment above) as an individual line item below operating income.

3.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian GAAP for interim financial reporting, which does not conform in all respects to the requirements of Canadian GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Information Form for the fiscal year ended December 31, 2003. These interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2003 annual audited consolidated financial statements. There have been no material changes to the Company's significant accounting policies since December 31, 2003 (except as described below under stock-based compensation and derivative financial instruments).

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's financial position and results of operations could be materially impacted.

  Stock-based compensation

  In December 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (as amended in November 2003). CICA Handbook Section 3870 established standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of Handbook Section 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA Handbook Section 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology.

  Prior to January 1, 2004, the Company recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $80,800,000 and a corresponding increase to share capital, which comprises common shares and contributed surplus.

  In the three months ended March 31, 2004, the Company recorded stock-based compensation expense of $5,489,000, which is included in selling, general and administrative expenses. No compensation expense for stock options granted to employees at fair market value was included in the determination of net income in the three months ended March 31, 2003; however, the Company recorded compensation expense in that period for stock options granted (at the date of acquisition in October 2000) to the employees of DJ Pharma, Inc. For the three months ended March 31, 2003, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of CICA Handbook Section 3870 had been applied for all stock options granted:

Three Months Ended March 31, 2003
(Restated — note 2)
Net income as reported	$35,368
Total pro forma stock-based compensation expense determined under fair value-based method	(5,240)

Pro forma net income	30,128

Basic earnings per share
As reported	$0.22
Pro forma	$0.19
Diluted earnings per share
As reported	$0.22
Pro forma	$0.19

  The fair values of all stock options granted during the three months ended March 31, 2004 and 2003 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended March 31
	2004	2003
Expected option life (years)	3.8	4.0
Volatility	56.5%	53.6%
Risk-free interest rate	3.3%	4.1%
Dividend yield	0.0%	0.0%

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Derivative financial instruments

  In December 2002 (as amended in June 2003), the CICA issued Accounting Guideline ("AcG") No. 13, "Hedging Relationships". AcG No. 13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG No. 13 does not specify hedge-accounting methods. AcG No. 13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Company adopted the new guidelines effective January 1, 2004. The adoption of AcG No. 13 had no effect on the Company's financial position or results of operations.

  The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense. The Company does not recognize unrealized gains or losses resulting from changes in the marked-to-market values of the derivative financial instruments, or from changes in the fair values of the underlying hedged item.

4.     ACQUISITION

  BNC-PHARMAPASS

  In July 2003, Biovail and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. Biovail had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

  Subsequent to date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and Biovail's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003.

  In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through a withdrawal of cash from BNC-PHARMAPASS. In February 2004, Biovail acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. Biovail and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in Biovail's share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 capitalized to acquired research and development in the three months ended March 31, 2004. Carvedilol and eprosartan were in early phases of development, and neither of these products had been submitted for approval by the U.S. Food and Drug Administration. Biovail will pay PPII a royalty on any future sales of these products.

5.     INVENTORIES

	March 31, 2004	December 31, 2003
Raw materials	$23,655	$25,937
Work in process	26,062	26,803
Finished goods	39,204	31,318

	$88,921	$84,058

6.     INTANGIBLE ASSETS

	March 31, 2004		December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$90,265	$703,698	$81,371
Acquired research and development	569,717	194,104	561,077	170,201
Product rights	490,523	72,119	575,880	149,193
Technology	21,041	4,057	21,041	3,705

Less accumulated amortization	1,784,979	$360,545	1,861,696	$404,470

	360,545		404,470

	$1,424,434		$1,457,226

  Amortization expense amounted to $41,901,000 and $62,245,000 in the three months ended March 31, 2004 and 2003, respectively.

  At March 31, 2004, the Company's participating interest in the gross profit on sales of generic omeprazole was fully amortized, as the Company had received all of the value from this interest by this date. Accordingly, the Company removed the cost and accumulated amortization of $85,357,000 related to this interest from product rights.

7.     LONG-TERM OBLIGATIONS

	March 31, 2004	December 31, 2003
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(2,190)	(2,281)

	397,810	397,719
Revolving term credit facility	200,000	280,000
Vasotec® and Vaseretic® obligation	46,020	45,376
Zovirax obligation	31,343	42,198
Ativan® and Isordil® obligation	17,940	17,806
Wellbutrin® and Zyban® obligation	—	22,407
Deferred compensation	6,060	7,020

	699,173	812,526
Less current portion	37,496	58,816

	$661,677	$753,710

  Interest expense on long-term obligations amounted to $10,846,000 and $9,284,000 in the three months ended March 31, 2004 and 2003, respectively.

  Revolving term credit facility

  In December 2003, the Company's revolving term credit facility was extended to March 25, 2004. Effective March 25, 2004, this credit facility was renewed at $400,000,000 for a term of 364 days to March 24, 2005. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding to a term facility with a final maturity date one year from the then current revolving period maturity date. Accordingly, the amounts outstanding under this credit facility have been classified as a long-term obligation as at March 31, 2004. At March 31, 2004, the Company had advances of $200,000,000 borrowed under this credit facility and a letter of credit of $61,207,000 issued under this credit facility. The letter of credit secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement. At March 31, 2004, the Company had $138,793,000 available to borrow under this credit facility.

  Interest rate swaps

  The fair value of the Company's fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swaps. In June 2002, the Company entered into three interest rate swaps of aggregate $200,000,000 notional amount, which were designated as a hedge of the Notes. These swaps involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Net receipts or payments relating to these swaps are recorded as an adjustment to interest expense.

  At March 31, 2004, the unrecognized fair value of the interest rate swap contracts was $20,221,000 with a respective offsetting $14,233,000 unrecognized fair value adjustment to the carrying value of the Notes.

8.     SHARE CAPITAL

  The authorized capital of the Company comprises an unlimited number of common shares without par value. The Company had 159,078,326 and 158,796,978 issued and outstanding common shares at March 31, 2004 and December 31, 2003, respectively.

  During the three months ended March 31, 2004, the Company issued 281,348 common shares on the exercise of stock options and through the Company's Employee Stock Purchase Plan for proceeds of $3,612,000. The number of stock options outstanding at March 31, 2004 and December 31, 2003 were 7,568,187 and 7,331,741, respectively. During the three months ended March 31, 2004, 504,736 stock options were granted and 268,290 stock options were exercised.

9.     EARNINGS OR LOSS PER SHARE

  Earnings (or loss) per share were computed as follows:

	Three Months Ended March 31
	2004	2003
		(Restated — note 2)
Net income (loss)	$(1,914)	$35,368

Basic weighted average number of common shares outstanding (000s)	159,002	158,197
Dilutive effect of stock options (000s)	—	1,296

Diluted weighted average number of common shares outstanding (000s)	159,002	159,493

Basic earnings (loss) per share	$(0.01)	$0.22
Diluted earnings (loss) per share	$(0.01)	$0.22

  In the three months ended March 31, 2004, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

Three Months Ended March 31, 2004
Basic weighted average number of common shares outstanding (000s)	159,002
Potential dilutive effect of stock options (000s)	279

Adjusted weighted average number of common shares outstanding (000s)	159,281

10.   CASH FLOW INFORMATION

  Net change in non-cash operating items

  Increases (decreases) in cash flows from operations as a result of changes in non-cash operating items were as follows:

	Three Months Ended March 31
	2004	2003
Accounts receivable	$26,995	$7,074
Inventories	(4,952)	(12,293)
Deposits and prepaid expenses	4,367	(3,909)
Accounts payable and accrued liabilities	(14,377)	(1,992)
Income taxes payable	154	2,784
Deferred revenue	(551)	3,384

	$11,636	$(4,952)

11.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which it considers to be in the ordinary course of business. These proceedings include product liability, intellectual property, antitrust, governmental investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  For detailed information concerning legal proceedings, reference is made to note 23 to the audited consolidated financial statements contained in the Company's Annual Information Form for the fiscal year ended December 31, 2003. There were no material changes in these legal proceedings to March 31, 2004.

12.   SEGMENTED INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Information Form for the fiscal year ended December 31, 2003.

        The discussion and analysis contained in this MD&A are as of May 14, 2004.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but are not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada.

RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

        During the course of the preparation of our 2003 annual consolidated financial statements, we determined that we had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, we acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GlaxoSmithKline plc ("GSK") in a transaction denominated in Canadian dollars. At the date of acquisition, we recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in our previously issued interim financial statements for 2003, we did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions. There was no payment made on the Wellbutrin® and Zyban® obligation in the first quarter of 2003 and, as a result, there was no foreign exchange loss recorded in that period. Canadian GAAP requires monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® and Zyban® obligation, using the exchange rate existing at March 31, 2003, resulted in a decrease in net income in the first quarter of 2003 from $40.8 million (basic and diluted earnings per share of $0.26) as previously reported to $35.4 million (basic and diluted earnings per share of $0.22) as restated.

        Prior to the fourth quarter of 2003, we included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of our 2003 annual consolidated financial statements, we decided to present foreign exchange gains or losses as an individual line item below operating income.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. Since December 31, 2003, none of our critical accounting policies or estimates (as described in the MD&A contained in our Annual Information Form for the fiscal year ended December 31, 2003) have changed, except as follows:

Stock-based compensation

        Effective January 1, 2004, we adopted the fair value-based method for recognizing employee stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option-pricing model (such as the binomial model) could produce a different fair value for stock-based compensation, which could have a material impact on our results of operations.

Derivative financial instruments

        Effective January 1, 2004, we adopted CICA Accounting Guideline ("AcG") No. 13, "Hedging Relationships", which establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG No. 13 does not specify hedge-accounting methods. The adoption of AcG No. 13 had no effect on our financial position or results of operations.

        We manage our exposure to interest rate risks through the use of derivative financial instruments. Our objective is to maintain a balance of fixed to floating interest rate exposure. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we entered into the derivative contracts, we designated the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized long-term obligation. For a derivative financial instrument that is designated and qualifies as a fair value hedge, we do not recognize unrealized gains or losses resulting from changes in the marked-to-market value of the derivative financial instrument, or from changes in the fair value of the underlying hedged item. However, a discontinuance of fair value hedge accounting would result in the derivative financial instrument being recognized in the balance sheet at fair value, with changes in fair value recognized in net income or loss, which could have a material impact on our results of operations. Such a discontinuance could occur in the future if changes in the fair value of the derivative financial instrument are not sufficiently correlated with changes in the fair value of the long-term obligation, based on the methods for testing effectiveness as outlined in our hedge documentation.

STRATEGIC TRANSACTION

        In July 2003, we formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") with Pharma Pass II, LLC ("PPII") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, and we contributed cash in the amount of $30.1 million. Subsequent to the date of formation, PPII reduced its interest in BNC-PHARMAPASS through a series of withdrawals of cash from BNC-PHARMAPASS. In February 2004, we acquired PPII's remaining interest in BNC-PHARMAPASS for $5.0 million, for a total purchase price of $35.1 million. We also agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII.

        The increase in our share of the fair values of the two remaining products (carvedilol and eprosartan), after the withdrawal of cash together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8.6 million capitalized to acquired research and development in the first quarter of 2004. Carvedilol and eprosartan were in early phases of development, and neither of these products had been submitted for approval by the FDA. We will pay PPII a royalty on any future sales of these products.

RESULTS OF OPERATIONS

        Total revenue in the first quarter of 2004 was $186.6 million, a decrease of $4.8 million or 2% from $191.4 million in the first quarter of 2003. We recorded a net loss of $1.9 million in the first quarter of 2004, or a diluted loss per share of $0.01, compared to net income of $35.4 million, or diluted earnings per share of $0.22, in the first quarter of 2003.

Impact of specific events of operations

        In the first quarter of 2003, our results of operations were impacted by a specific event that resulted in a charge of $5.4 million (basic and diluted per share impacts of $0.03) related to the foreign exchange loss on our Wellbutrin® and Zyban® obligation. We believe that the identification of this event enhances an analysis of our results of operations when comparing these results to those of a previous or subsequent period. However, it should be noted that the determination of specific events involves judgment by us.

REVENUE

        Our revenue is derived from: (i) sales of pharmaceutical products; (ii) providing research and development services; (iii) the co-promotion of pharmaceutical products; and (iv) royalties and license fees. Product sales include sales of products developed and manufactured by us, as well as sales of proprietary and in-licensed products. Research and development revenue relates to product development activities in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are derived from the sale of co-promoted products developed by other companies. Royalties are derived from the sale of products we developed or acquired and from our interests in certain licensed products. License fees are derived from the license of our technologies or product rights.

        The following table displays (for the period indicated) the dollar amount of each source of revenue in 2004 and 2003, the percentage of each source of revenue as compared to total revenue in the respective period, and the dollar and percentage change in the dollar amount of each source from 2003 to 2004.

	Three months ended March 31
[$ in 000s]
	2004		2003		Change
Product sales	$175,097	94%	$126,914	66%	$48,183	38%
Research and development	4,216	2%	2,600	1%	1,616	62%
Co-promotion, royalty and licensing	7,313	4%	61,876	33%	(54,563)	(88%	)

	$186,626	100%	$191,390	100%	$(4,764)	(2%	)

Product sales

        Product sales revenue comprises sales of: (i) Promoted products (which comprise Cardizem® LA, Zovirax Ointment and Cream, and Teveten® and Teveten® HCT); (ii) Wellbutrin XL™ (which we manufacture and supply to our marketing partner, GSK); (iii) Biovail Pharmaceuticals Canada ("BPC") products (which comprise Tiazac®, Wellbutrin® SR, Zyban®, Cardizem® CD, Monocor and Retavase product lines that are sold in Canada); (iv) Legacy products (which comprise Tiazac®, Cardizem® CD, Vasotec®, Vaseretic®, Ativan® and Isordil® product lines that are sold in the United States); and (v) Generic products (which we manufacture and supply to our distributor, Teva Pharmaceuticals USA, Inc. ("Teva")).

	Three months ended March 31
[$ in 000s]
	2004		2003		Change
Promoted products	$46,956	27%	$36,871	29%	$10,085	27%
Wellbutrin XL™	42,027	24%	—	—	42,027	N/A
BPC products	22,935	13%	19,003	15%	3,932	21%

Core products	111,918	64%	55,874	44%	56,044	100%
Legacy products	26,209	15%	40,585	32%	(14,376)	(35%	)
Generic products	36,970	21%	30,455	24%	6,515	21%

	$175,097	100%	$126,914	100%	$48,183	38%

        Product sales were $175.1 million in the first quarter of 2004 compared to $126.9 million in the first quarter of 2003, an increase of $48.2 million or 38%.

        Promoted product sales were $47.0 million in the first quarter of 2004 compared to $36.9 million in the first quarter of 2003, an increase of $10.1 million or 27%. The increase in Promoted product sales reflected the launches of Cardizem® LA and Zovirax Cream in April and July of 2003, respectively. In total, these two products contributed $21.4 million in product sales revenue in the first quarter of 2004. The contribution from Cardizem® LA and Zovirax Cream was offset by a decline in sales of Teveten® HCT in the first quarter of 2004 compared to the first quarter of 2003, due to initial wholesaler stocking of this product at the time of its launch in March 2003.

        Wellbutrin XL™ product sales were $42.0 million in the first quarter of 2004. Wellbutrin XL™ was launched by GSK in September 2003. The supply price for Wellbutrin XL™ trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks) of this product. The supply price for Wellbutrin XL™ sample product is based on contractually agreed prices. Our revenue from sales of Wellbutrin XL™ in the first quarter of 2004 reflected a higher initial proportion of lower value sample versus trade product sales and the fact that our revenue from trade product sales was earned at the lowest tier of the supply price.

        BPC product sales were $22.9 million in the first quarter of 2004 compared to $19.0 million in the first quarter of 2003, an increase of $3.9 million or 21%. The increase in BPC product sales was due to higher Tiazac® sales in Canada and our promotion of Wellbutrin® SR beginning January 1, 2004.

        Core product sales is a subtotal that includes all products that we actively promote or have internally developed and licensed to third parties. Core product sales were $111.9 million in the first quarter of 2004 compared to $55.9 million in the first quarter of 2003, an increase of $56.0 million or 100%. The increase in Core product sales reflected the additions of Wellbutrin XL™, Cardizem® LA and Zovirax Cream in the United States, and our promotion of Wellbutrin® SR in Canada.

        Legacy product sales were $26.2 million in the first quarter of 2004 compared to $40.6 million in the first quarter of 2003, a decrease of $14.4 million or 35%. The decrease in Legacy product sales was mainly due to a decline in sales of Cardizem® CD and Tiazac® in the United States. The decrease in sales of Cardizem® CD reflected a reduction in wholesalers' inventory levels of this product due to generic competition and the anticipated conversion from Cardizem® CD to Cardizem® LA. Sales of Tiazac® in the United States were impacted by the introduction of a generic version of this product by Andrx Corporation in April 2003. The declines in sales of Cardizem® CD and Tiazac® were partly offset by the added contribution from Ativan® and Isordil®, which we acquired in May 2003.

        Generic product sales were $37.0 million in the first quarter of 2004 compared to $30.5 million in the first quarter of 2003, an increase of $6.5 million or 21%. The increase in Generic product sales reflected the stabilization of inventory levels by Teva following a reduction of these levels during 2003.

Research and development

        Research and development activities generated revenue of $4.2 million in the first quarter of 2004 compared to $2.6 million in the first quarter of 2003, an increase of $1.6 million or 62%. In both these periods, research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $7.3 million in the first quarter of 2004 compared to $61.9 million in the first quarter of 2003, a decrease of $54.6 million or 88%.

        In the first quarter of 2003, we concluded our co-promotion, with GSK, of Wellbutrin SR® in the United States and we earned the final quarterly increment of $10.0 million from GSK. Our remaining co-promotion revenue was related to the co-promotion of H. Lundbeck A/S's Celexa in Canada, which amounted to $4.8 million in the first quarter of 2003. Effective December 31, 2003, we discontinued the co-promotion of Celexa in order to focus our marketing efforts on Wellbutrin® SR in Canada.

        Royalty revenue decreased mainly due to a decline in the contribution from our participating interest in the gross profit on sales by a third party of generic omeprazole, which amounted to $1.7 million in the first quarter of 2004 compared to $35.7 million in the first quarter of 2003. We earned our final contribution from this participating interest in the first quarter of 2004.

OPERATING EXPENSES

        The following table displays (for the period indicated) the dollar amount of each operating expense item in 2004 and 2003, the percentage of each item as compared to total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item from 2003 to 2004.

	Three months ended March 31
[$ in 000s]
	2004		2003			Change
Cost of goods sold	$52,141	28%	$37,412	20%		$14,729	39%
Research and development	17,991	9%	18,006	9%		(15)	(0%	)
Selling, general and administrative	64,947	35%	46,708	25%		18,239	39%
Amortization	41,633	23%	62,245	32%		(20,612)	(33%	)
Settlements	—	—	(24,755)	(13%	)	24,755	(100%	)

	$176,712	95%	$139,616	73%		$37,096	27%

Cost of goods sold and gross margins

        Cost of goods sold was $52.1 million in the first quarter of 2004 compared to $37.4 million in the first quarter of 2003, an increase of $14.7 million or 39%. Gross margins based on product sales were 70% in the first quarter of 2004 compared to 71% in the first quarter of 2003. The increase in cost of goods sold corresponded to an increase in product sales. Our gross margins in the first quarter of 2004 reflected a higher initial proportion of lower margin Wellbutrin XL™ sample versus trade product sales and the fact that our revenue from trade product sales of this product was earned at the lowest tier of the supply price.

Research and development

        Research and development expenses were $18.0 million in each of the first quarters of 2004 and 2003. As a percentage of total revenue, research and development expenses were 9% in each of the first quarters of 2004 and 2003.

        Research and development activities in the first quarter of 2004 included our filing of a New Drug Application ("NDA") with the FDA for Ralivia ER™ (tramadol) and our submission of a supplemental NDA for Ralivia™ FlashDose® (tramadol oral disintegrating tablet). In April 2004, we submitted an NDA for Glumetza™ (metformin) in collaboration with Depomed Inc. Our ongoing research and development efforts include enhanced formulations of acyclovir, Vasotec®, Ativan®, Teveten® and bupropion. Research and development expenses in the first quarter of 2003 included the costs associated with clinical activity to support the June 2003 submission of a supplemental NDA for an angina indication for Cardizem® LA (which received FDA approval in April 2004).

Selling, general and administrative

        Selling, general and administrative expenses were $64.9 million in the first quarter of 2004 compared to $46.7 million in the first quarter of 2003, an increase of $18.2 million or 39%. In the first quarter of 2004, selling, general and administrative expenses included $5.5 million of stock-based compensation expense. As a percentage of total revenue, selling, general and administrative expenses were 35% in the first quarter of 2004 compared to 25% in the first quarter of 2003.

        The increase in selling, general and administrative expenses reflected the costs associated with the expansion and realignment of our commercial operations in the United States, and the initial recruitment and deployment of two new specialty sales forces that will detail our Promoted products to medical specialists in the United States. In addition, the increase in selling, general and administrative expenses reflected higher sales and marketing costs to support our Promoted products.

Amortization

        Amortization expense was $41.6 million in the first quarter of 2004 compared to $62.2 million in the first quarter of 2003, a decrease of $20.6 million or 33%. As a percentage of total revenue, amortization expense was 23% in the first quarter of 2004 compared to 32% in the first quarter of 2003.

        The decrease in amortization expense primarily reflected the decrease in the amortization of our participating interest in generic omeprazole, which amounted to $1.2 million in the first quarter of 2004 compared to $24.3 million in the first quarter of 2003. We recorded the final amortization of our participating interest in generic omeprazole in the first quarter of 2004.

SETTLEMENTS

        In the first quarter of 2003, we reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan with respect to Mylan's breach of contract relating to its supply to us of verapamil (generic Verelan). We received settlement payments of $24.8 million, mainly related to our lost profits on sales of Keftab and generic Verelan. We also received payments totaling $7.7 million, mainly related to compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million, which was recorded as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

OPERATING INCOME

        We recorded operating income of $9.9 million in the first quarter of 2004 compared to $51.8 million in the first quarter of 2003, a decrease of $41.9 million or 81%. As a percentage of total revenue, operating income was 5% in the first quarter of 2004 compared to 27% in the first quarter of 2003.

        The decrease in operating income was mainly due to lower co-promotion revenue from Wellbutrin SR® and Celexa, and lower royalty revenue from our participating interest in generic omeprazole (offset by a proportionate reduction in the amortization of the generic omeprazole product right) combined with an increase in our investment spending on the expansion and realignment of our commercial operations in the United States. In addition, stock-based compensation expense had the effect of reducing operating income by $5.5 million in the first quarter of 2004. In comparison, the recognition of settlement payments had the effect of increasing operating income by $30.1 million in the first quarter of 2003.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $0.4 million in the first quarter of 2004 compared to $3.1 million in the first quarter of 2003, a decrease of $2.7 million or 87%. Interest income included interest earned on our investment portfolio, which is comprised primarily of high-grade money-market funds, and government and corporate securities. In the first quarter of 2003, interest income included interest on settlement payments.

        Interest expense was $11.8 million in the first quarter of 2004 compared to $10.0 million in the first quarter of 2003, an increase of $1.8 million or 18%. Interest expense mainly comprised interest on our 7 7/8% Senior

Subordinated Notes due April 1, 2010 ("Notes"). In June 2002, we entered into three interest rate swap contracts, of aggregate $200.0 million notional amount, which involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to these swaps are recorded as an adjustment to interest expense.

Foreign exchange gain or loss

        We recorded a foreign exchange gain of $1.0 million in the first quarter of 2004 compared to a foreign exchange loss of $4.8 million in first quarter of 2003. The foreign exchange loss in the first quarter of 2003 included a $5.4 million loss related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during this period. We paid the final instalment related to this obligation in March 2004. The other foreign exchange amounts in the first quarters of 2004 and 2003 primarily reflected the impact of foreign exchange fluctuations on our non-U.S. dollar denominated cash and cash equivalents, accounts receivable and accounts payable balances.

Provision for income taxes

        Our low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $1.3 million in the first quarter of 2004 compared to $4.7 million in the first quarter of 2003. Our effective tax rate in the first quarter of 2004 was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses incurred in the United States due to the expansion of our commercial operations and sales and marketing costs to support our Promoted products.

FINANCIAL POSITION

[In 000s]	March 31 2004	December 31 2003	Change
Working capital	$92,454	$149,884	$(57,430)
Long-lived assets	1,761,847	1,792,396	(30,549)
Long-term obligations	699,173	812,526	(113,353)
Shareholders' equity	1,271,605	1,266,826	4,779

        Working capital decreased by $57.4 million to $92.5 million at March 31, 2004 from $149.9 million at December 31, 2003. The current ratio was 1.4:1 at March 31, 2004 from 1.6:1 at December 31, 2003. The decrease in working capital was mainly due to a lower cash and cash equivalents balance (mainly due to repayments of long-term obligations) and a lower accounts receivable balance (mainly due to the collection in the first quarter of 2004 of our fourth quarter of 2003 participating interest in generic omeprazole), offset partly by a lower current portion of long-term obligations balance (due to repayments made on the Wellbutrin® and Zyban®, and Zovirax obligations).

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Long-lived assets declined by net $30.6 million to $1,761.8 million at March 31, 2004 from $1,792.4 million at December 31, 2003. Capital expenditures on property, plant and equipment were $8.1 million in the first quarter of 2004, which consisted mainly of additions to our manufacturing capacity and improvements to our U.S. commercial operations' head office in Bridgewater,

New Jersey. Additions to intangible assets in the first quarter of 2004 comprised the $8.6 million of acquired research and development associated with our acquisition of BNC-PHARMAPASS. Offsetting these additions to property, plant and equipment, and intangible assets was depreciation and amortization of $47.1 million.

        Long-term obligations, including the current portion thereof, decreased by $113.3 million to $699.2 million at March 31, 2004 from $812.5 million at December 31, 2003. In the first quarter of 2004, we repaid $80.0 million under our revolving term credit facility, leaving a total of $200.0 million drawn at March 31, 2004. In addition, we paid the final instalment of $21.8 million related to the Wellbutrin® and Zyban® obligation, and the first instalment of $11.3 million related to the Zovirax obligation.

        Shareholders' equity increased by $4.8 million to $1,271.6 million at March 31, 2004 from $1,266.8 million at December 31, 2003, which primarily reflected the net loss of $1.9 million recorded in the first quarter of 2004, which included $5.5 million of stock-based compensation added to contributed surplus.

CASH FLOWS

        At March 31, 2004, we had cash and cash equivalents of $67.9 million compared to $133.3 million at December 31, 2003.

	Three months ended March 31
[In 000s]
	2004	2003	Change
Cash provided by operating activities	$63,839	$103,802	$(39,963)
Cash used in investing activities	(17,372)	(8,368)	(9,004)
Cash used in financing activities	(111,733)	(138,311)	26,578
Effect of exchange rate changes on cash and cash equivalents	(46)	22	(68)

Decrease in cash and cash equivalents	$(65,312)	$(42,855)	$(22,457)

First quarter of 2004

        Net cash provided by operating activities was $63.8 million in the first quarter of 2004, related to the following items:

  •
  Net loss of $1.9 million.

  •
  Adjustments for non-cash items of $54.1 million, which included depreciation and amortization of $47.1 million, and stock-based compensation expense of $5.5 million.

  •
  Net changes in non-cash operating items that increased cash flows from operations by $11.6 million, mainly due to a decrease in accounts receivable, partially offset by a decrease in accounts payable.

        Net cash used in investing activities was $17.4 million in the first quarter of 2004, related to the following items:

  •
  Capital expenditures of $8.1 million.

  •
  Acquisition of PPII's remaining interest in BNC-PHARMAPASS for $9.3 million.

        Net cash used in financing activities was $111.7 million in the first quarter of 2004, related primarily to the following items:

  •
  Repayments of $80.0 million under our revolving term credit facility.

  •
  Repayments of $33.1 million of long-term obligations related to the acquisitions of the Wellbutrin® and Zyban®, and Zovirax intangible assets.

  •
  Proceeds of $3.6 million from the issue of common shares, mainly on the exercise of stock options.

        Overall, cash and cash equivalents decreased by $65.3 million in the first quarter of 2004.

First quarter of 2003

        Net cash provided by operating activities was $103.8 million in the first quarter of 2003, related to the following items:

  •
  Net income of $35.4 million.

  •
  Adjustments for non-cash items of $73.4 million, which included depreciation and amortization of $65.9 million.

  •
  Net changes in non-cash operating items that reduced cash flows from operations by $5.0 million, mainly due to an increase in inventories, partially offset by a decrease in accounts receivable.

        Net cash used in investing activities in the first quarter of 2003 related to capital expenditures of $8.4 million.

        Net cash used in financing activities was $138.3 million in the first quarter of 2003, related primarily to the following items:

  •
  Repayments of $100.0 million under our revolving term credit facility.

  •
  Repayment of $40.0 million of long-term obligations related to the acquisition of the Zovirax intangible assets.

  •
  Proceeds of $1.7 million from the issue of common shares, mainly on the exercise of stock options.

        Overall, cash and cash equivalents decreased by $42.9 million in the first quarter of 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at March 31, 2004, other than operating leases, purchase obligations and contingent milestone payments in the normal course of business, which are reflected in the contractual obligations table below.

LIQUIDITY AND CAPITAL RESOURCES

        At March 31, 2004, we had total long-term obligations of $699.2 million, including the current portion thereof, which included the carrying value of our Notes of $397.8 million, borrowings under our revolving term credit facility of $200.0 million and obligations related to the acquisitions of intangible assets of $95.3 million.

        In March 2004, we renewed our revolving term credit facility at $400.0 million. This facility is renewable for one-year revolving terms at the lenders' option, with a one-year term out at our option. This credit facility may be used for general corporate purposes, including acquisitions. At March 31, 2004, we were in compliance with all financial and non-financial covenants associated with this credit facility. At March 31, 2004, we had advances of $200.0 million borrowed under this credit facility and we had a letter of credit with a balance of $61.2 million issued under this credit facility. This letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At March 31, 2004, we had a remaining balance of $138.8 million available to borrow under this credit facility.

        The following table summarizes our fixed and contingent contractual obligations at March 31, 2004.

	Maturities by period
[In 000s]	Total	Less than 9 months	1-3 years	4-5 years	After 5 years
Long-term obligations (gross)	$781,064	$28,897	$340,917	$11,250	$400,000
Operating lease obligations	36,700	4,900	12,000	6,200	13,600
Purchase obligation(1)	12,193	4,794	7,399	—	—
Purchase obligation(2)	21,667	N/A	N/A	N/A	N/A
Contingent milestone payments(3)	134,785	N/A	N/A	N/A	N/A

Total contractual obligations	$986,409	$38,591	$360,316	$17,450	$413,600

(1)
This purchase obligation is in connection with the manufacture and supply to us of Vasotec® and Vaseretic® by Merck & Co., Inc. ("Merck"). We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

(2)
This purchase obligation is in connection with the acquisition of Ativan® and Isordil® from Wyeth Pharmaceuticals Inc. ("Wyeth"). We will pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by us. As this payment is contingent on receiving FDA approval of the first Ativan® line extension product, it does not have a defined maturity.

(3)
This amount comprises material contingent milestone payments in connection with certain research and development collaborations with third parties. As these payments are primarily contingent on receiving regulatory approval for the products under development, they do not have defined maturities.

        In November 2003, we implemented a stock repurchase program pursuant to which we are entitled to purchase up to approximately 13.2 million of our common shares on or before November 25, 2004. Any common shares purchased by us under this program will be cancelled. To May 14, 2004, we have not repurchased any common shares under this program.

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by our operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In the first quarter of 2003, we recorded a foreign exchange loss of $5.4 million related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada. We paid the final instalment related to this obligation in the first quarter of 2004 and, consequently, we do not have any material remaining non-U.S. dollar denominated obligations. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in high-grade money market funds, and government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

        Based on our overall interest rate exposure, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been other than temporary declines in their fair values.

        Our initial equity investment in Ethypharm S.A. ("Ethypharm") is protected in the event of any private or public financing undertaken by Ethypharm prior to June 2005. We are monitoring our investment in Ethypharm, as Ethypharm will need to achieve improvements in operating performance or a write-down of this investment may become necessary.

        A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENT

        In June 2003, the CICA issued Accounting Guideline ("AcG") No. 15, "Consolidation of Variable Interest Entities". AcG No. 15 provides guidance for applying the principles in CICA Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to this guideline, it is expected to be effective for our 2005 fiscal year. When the CICA issues the amended guideline, we will review AcG No. 15 to determine the impact, if any, on our consolidated financial statements.

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BIOVAIL CORPORATION FIRST QUARTER 2004 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
BIOVAIL CORPORATION FIRST QUARTER 2004 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
INDEX
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in U.S. dollars)